RECEIVED

2009 MAR 25 A 6:51

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045644

SUPPL

Our reference BB/jcd
Date March 5, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode February 2009 and the Pricing Supplements of February 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

3/26

Rabobank

Rabobank in business

Standing among the few at Davos

2-2-2009 | Other news

The economy will deteriorate further. We are not there yet, " reported Rabobank CEO Bert Heemskerk from Davos, Switzerland. Virtually all the participants at the World Economic Forum agreed on this point.

Each year the World Economic Forum brings together business leaders, top government officials and prominent academics. This year's meeting had a sober character due to the credit crisis.

Very few bankers at Davos
In an interview with Dutch television broadcaster RTLZ, Heemskerk said Davos seemed busier than ever. "However, there are strikingly few bankers. Many bank CEOs have only recently stepped down and their successors are obviously busy with other matters," said Heemskerk.

Final blows to come
While the Davos atmosphere was good, Heemskerk noted that the general consensus was still that the global economy had not yet felt the final blows.
"We are not there yet. The real economy will suffer seriously in the months ahead and this will in turn have an impact on the banks. Above all, it will be important for us to discuss the potential solutions with each other during the coming months. This includes matters such as nationalising banks, setting up 'bad banks' and providing support for businesses," said Heemskerk.

Doing reasonably well, no job cuts
In an interview with Reuters, Heemskerk said he expects 2009 to be challenging, but the bank remains well capitalised. He ruled out the need to tap into government support, and although the bank would restrict new hiring, it would not cut any jobs.
"The main reason why we did relatively well is our strong position in the Netherlands," Heemskerk said, noting that 60 percent of total income comes from its home country. "Our type of customers, the farmers and the food producing industry, did very well. They have been benefiting from rising commodity prices."

"We are very optimistic that the Netherlands will be less affected by the global downturn and that we will do reasonably well," Heemskerk told Reuters.

World Economic Forum

Rabobank solid, no need for support

Rabobank

Rabobank in business

European trends in fresh-cut, pre-packed produce

4-2-2009 | Other news

On their way home from work, Dutch and Swiss consumers are most likely to stop at the supermarket for a bag of already cut vegetables for a quick, healthy, ready-to-eat meal. For 2008, Rabobank estimates the value of the European fresh-cut fruit and vegetables market at about EUR 3.4 billion, says a new Rabobank report.

First introduced in the 1980s, fresh-cut fruits and vegetables were targeted to restaurants. Washed, peeled, cut, portioned, pre-packaged produce are seen as a timesaver in the fast moving foodservice sector.

Supermarket selection grows
"Although foodservice is not to be ignored, retail is the major distribution channel for fresh-cut fruits and vegetables and offers the strongest growth perspectives for these products in Europe," says Rabobank analyst and report author Cindy van Rijswick.

Since the 1990s, fresh-cut fruits and vegetables have become more commonly available in European supermarkets, showing up first in the UK and France. Gradually, the supermarket selection has expanded from just a bag of lettuce to mixed vegetables, complete salads and complete ready-to-eat meal components.

European market leaders
Consumer emphasis on convenience and healthy living is the key driver for growth in the fresh-cut fruits and vegetables segment. "Per capita, Switzerland and the Netherlands spend more on fresh-cut, pre-packaged fruits and vegetables than the rest of Europe," says Rijswick. "The UK is the market leader in Europe with EUR 1.1 billion in fresh-cut fruits and vegetables sales and exemplifies how the market may develop in continental Europe."

The Netherlands, Switzerland, Italy and Spain have already established a market and show strong growth in fresh-cut produce. "Despite being the largest consumer market in Europe, the German market has yet to embrace this market segment. However, German supermarkets are starting to dedicate more shelf space to this category," says Rijswick.

Trends and the economy
In these leaner times, not all European consumers are prepared to pay for convenience and, in the short term, may abandon high priced fresh-cut options for cheaper unprocessed fruits and vegetables.
"Although the fresh-cut fruits and vegetables market is vulnerable to an economic downturn, the general trend of consumers requiring convenient, healthy and flavourful products is not likely to reverse," concludes the report.

Rabobank

Rabobank in business

Dairy, wine and clothing left off shopping list

11-2-2009 | Other news

When incomes fall, products like milk, cheese, wine and apparel are often scratched off the shopping list. Dairy, wine, wool and cotton are all expected to be negatively impacted by the economic crisis, according to a Rabobank report.

"The commodities that will be most impacted by the economic crisis are those that are seen as discretionary spending such as natural fibres, wine and even dairy," says Bill Cordingley, Australia General Manager of Rabobank Food & Agribusiness Research.

"Particularly in developing nations, dairy is still considered a discretionary purchase so prices are likely to drop along with the reduced consumption of milk, cheese and yoghurts," says Cordingley.

Alternative ingredients
In ingredient markets, dairy use can also be cut to save costs, either by substituting to cheaper vegetable based alternatives or just reducing ingredient use altogether.

"We expect to see reduced costs of ingredients, fuel and plastics passed on to shoppers as processors compete to sell product in a challenging retail environment and retailers strive to keep consumers moving in through their doors," Cordingley says.

Food prices and commodity boom
Food prices have continued to be impacted by the 'tail-end ripple effects' of last year's commodity boom.

"The exodus from futures markets, a shortage of credit for companies trading in agricultural commodities and the damage to consumer wealth have all added to the downward pressure on commodity prices," says Cordingley.

The report says this price 'stickiness' is a global phenomenon, with the retail costs of food remaining high or adjusting only slowly downwards in most countries around the world at present.

Difficulties for borrowers
In addition to the economic impact on consumers in 2008, has been the lack of credit availability for all borrowers including farmers, processors, distributors and retailers. The timing of the global demand recovery will be crucial to determining prospects for 2009/10. The analysis of the global economy and commoditities are included in the Rabobank report Australian Agriculture in Focus.

Read the Australian media release

Rabobank Australia

Australian Agriculture in focus report

Rabobank

Rabobank in business

'Buy American' sends wrong signal

11-2-2009 | Other news

In response to the severe deterioration of the US economy since the summer of 2008, with monthly losses of almost 600,000 jobs, politicians have responded this month with an economic stimulus package of US$789 billion. US economist Philip Marey from Rabobank's Financial Markets Research department, discusses the effects of what the 'Buy American' provision could mean to the global economy.

In order to maximise the impact on the US economy, Democrats in the House of Representatives have included a 'Buy American' provision that would require infrastructure projects financed by the stimulus package to use only US-produced iron and steel, and American-made goods.

At first sight, it appears reasonable that American taxpayers' money is spent on American materials and goods. However, it does give their companies an unfair advantage over foreign firms. Such protectionist measures may lead to retaliatory measures from other countries. Since the various economic stimulus packages in response to the worldwide recession are implemented by national governments, the possibility of a trade war is not purely theoretical.

US economic stimulus bill
The Japanese ambassador to Washington has already sent a letter to key US policy-makers, expressing concern about the protectionist aspects of the economic stimulus bill. Republicans in the Senate have subsequently softened the provision by an amendment that international trade agreements should continue to be honoured.

However, a proposal by the former Republican presidential candidate John McCain, to get rid of the 'Buy American' provision altogether, was defeated in the Senate. Consequently, protectionist tendencies may still pop up in the implementation of the economic stimulus package.

Protectionism versus free trade
If the US does not take a clear stand against protectionism, then why should we expect other countries to stick to free trade principles?

In the event of a trade war, everybody would lose, even the US. After all, international trade is not a zero-sum game, where one country's gain is another country's loss. On the contrary, international trade allows us to exploit the comparative advantages of countries. Free trade facilitates the efficient allocation of labour and capital, which leads to a higher global output of goods and services than in the absence of trade. As a result, we all benefit from free trade and we all lose from protectionism.

'Buy American' and everybody loses
Some are already comparing the 'Buy American' provision to the infamous Smoot-Hawley Tariff Act of 1930, often blamed for deepening and prolonging the Great Depression, although economic historians still debate whether Smoot-Hawley single-handedly sparked off a rise in protectionism and a collapse in world trade, or whether it was just one in a series of protectionist measures that popped up all over the world because of economic adversity.

It is clear that 'Buy American' would send the wrong signals around the world, which could lead to a rise in protectionist sentiment. And the last thing the crumbling global economy needs right now is a further collapse in world trade.

Financial Markets Research (FMR) is the research department of Rabobank International's Global Financial Markets division and Philip Marey is the author of this article.

Related information

Financial Markets Research

Rabobank

Rabobank in business

Rabobank increases unguaranteed 10-year benchmark by Euro 1.5 billion

11-2-2009 | Other news

On Wednesday 10 February, Rabobank increased its 4.75% 2018 Euro benchmark issue by EUR 1.5 billion, bringing the total size outstanding to EUR 3.075 billion.

Despite volatile market conditions, and following the recent success of the EUR 5 billion five-year benchmark last month, Rabobank was able to identify an opportunity to raise long-dated liquidity in the European debt markets. Pricing at mid-swaps +150bps was extremely competitive, especially given that it was the same spread offered to investors for the five-year benchmark a short while ago. The performance of the five-year transaction, tightening in to mid-swaps +100bps from a launch spread of +150bps, gave investors confidence in how the Rabobank name is supported in secondary markets.

Dominated by French and Dutch investors, an order book of almost EUR 2 billion came together in less than three hours with investors eager to put money to work in a well-trusted AAA credit. This transaction is the longest maturity printed by a financial institution in this format for almost a year, and the fact that it was unguaranteed demonstrates the strength of Rabobank's credit and the faith which investors have in the name.

"This transaction demonstrates Rabobank's continued access to long-term liquidity in the financial markets," said CFO Bert Bruggink. "In the unguaranteed format Rabobank has shown that it has the credit quality and relationship with investors to ensure ongoing access to cash and capital despite the volatility of the current market environment."

Related information

Rabobank smoothly raises Euro 5 billion from the financial markets

Investor Relations

Rabobank

Rabobank in business

Eureko to receive Euro 1 billion capital injection

16-2-2009 | Other news

Eureko has announced today that, following consultations with its shareholders Rabobank and Achmea Association, it will strengthen its capital by Euro 1 billion. This measure will restore Eureko's solvency to the desired level. Eureko has also issued a profit warning.

The loss is a direct result of the credit crisis. Eureko's investments, reserves and profit have come under pressure, particularly in the last quarter of 2008. Eureko forecasts a negative result of Euro 2.1 billion. The company stated that this warrants a profit warning.

Rabobank is contributing Euro 400 million to the capital injection. Achmea Association is contributing Euro 600 million. This will not increase Rabobank's relative stake in Eureko (currently more than 39 percent). Despite the effect of Eureko's loss, Rabobank expects its annual results for 2008 to be consistent with its previous forecasts, namely a slight increase in net profit.

Eureko will not comment on the operational results today, but will provide a full explanation at its annual results press conference to be held on 17 March 2009.

Press Release trading update Eureko

Rabobank

Rabobank in business

European Co-operative Banks warn against more regulations

24-2-2009 | Other news

In a recent supervisory meeting, Europe's Cooperative Banks expressed their expectations regarding the future of banking supervision and regulation in the EU. Rabobank Board member and EACB President Piet Moerland said, "The current crisis poses serious challenges in many areas. Among them is the urgent need to avoid new forms of financial protectionism as well as an overdose of regulation."

A majority of co-operative banks in Europe take the view that a single European regulator or a European System of Supervisors would be a premature step. A single European regulator would not be warranted at this stage as important political, legal and economic preconditions for such move are not fulfilled. The current crisis should not be taken as an argument to re-focus primarily on national supervisory arrangements, but to intensify cross border co-operation.

Warning against more regulations
At the same time, Moerland also demands better regulation and warns against 'regulatory activism' resulting in inappropriate and overly burdensome rules. "Trying to fix certain issues at a time when the vulnerability of the financial system is still high by tightening regulation and supervision could aggravate the crisis rather than help to resolve it. We need better regulation, not necessarily more regulation," said Moerland.

Co-operative banks sustainable in long term
The primary purpose of a co-operative bank being to promote its members' economic interest, not to generate maximum profit implies a sustainable business model that has turned out to be healthy and sustainable over the longer term.

"While state intervention has been inevitable to some degree to stabilise the banking system, and very efficient, especially in the liquidity crisis, such interference has to be strictly limited to the degree necessary. It would be highly detrimental for competition and the common market, if banks that rely on state aid could put their competitors, who manage financial strains by themselves, under pressure with 'unfair' pricing policies," Moerland stated.

About the EACB
The European Association of Co-operative Banks (EACB) is the voice of the co-operative banks in Europe. The EACB represents the interests of 28 co-operative banking associations on the European level.

European Association of Co-operative banks (EACB)
EACB Press Release

Rabobank

Rabobank in business

Decent year for U.S. farmers

27-2-2009 | Other news

While profits won't match 2008 levels and crop input costs are higher, U.S. farmers are better positioned than those in other industries, according to a new Rabobank podcast. Rabobank analyst Erin FitzPatrick explores increased production costs and an uncertain ag market.

"Input costs are higher when we look at it on a historic level. But, as crop prices have fallen, other cost have also fallen," said FitzPatrick. Because of this, "U.S. farmers are going to be positioned better than many other industries as we go through this financial crisis."

Fertilisers
Most predominately, fertiliser has been on the forefront of farmers' minds. In the middle of 2008, all of the major nutrients hit record high levels which decreased demand and reduced the volume consumed the entire year. Today, many retailers are holding high-cost inventories and are hesitant to sell at a lower cost.

"As the planning season rolls out, we expect to see some meeting of the minds on prices and volumes for fertilisers," said FitzPatrick.

Seeds
In the seed market, FitzPatrick said, "We've seen pretty hefty double-digit percentage price increases for costs of the higher level bio-tech seeds. But we've also seen that these companies have come out and extended their pre-purchase programs and increased discounts to farmers."

Predictions
Moving forward, as winter turns to spring, FitzPatrick concluded, "We can expect to see higher input cost to farmers, however it's not as dramatic as we thought it was going to be. Overall, we can expect U.S. farmers to have a decent year."

Full podcast

www.RabobankAmerica.com/Rabocast

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1977A
TRANCHE NO: 1

USD 500,000,000 1.77 per cent. Notes 2009 due 10 May 2010 (the "Notes")

Issue Price: 100.00 per cent.

Credit Suisse

The date of these Final Terms is 6 February 2009.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 13, 2008, (the '**Offering Circular**'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.boursé.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1977A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche	USD 500,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	10 February 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 May 2010
9	Domestic Note:		No
10	Interest Basis:		1.77 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	1.77 per cent. per annum payable in arrear
	(ii) Interest Payment Date:	The Maturity Date
	(iii) Fixed Coupon Amount:	USD 2,212.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 unadjusted
	(vi) Determination Date(s) Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 100,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, London and New York

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	None
37		If non-syndicated, name and address of Dealer:	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ, United Kingdom
38		Additional TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken	Not Applicable

	following approval by an Extraordinary Resolution in accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of U.S.$1 = Euro 0.779310, producing a sum of:	EUR 389,655,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

Listing:	Luxembourg Stock Exchange
Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date.
Estimate of total expenses related to admission to trading:	EUR 935.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes
(ii)	ISIN:	XS0412998196
(iii)	Common Code:	041299819
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agents (if any):	Not Applicable
(ix)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
5	**General**	
(i)	Time Period during which the offer is open	Not Applicable
(ii)	Description of the allocation process:	Not Applicable
(iii)	Description of the possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1830A
TRANCHE NO: 4

EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 (to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008 and the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008)

Issue Price: 98.444 per cent. (plus 34 days' accrued interest from and including 15 January 2009 to but excluding 18 February 2009)

Goldman Sachs International | **Rabobank International** | **UBS Investment Bank**

The date of these Final Terms is 16 February 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 13, 2008. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars dated May 14, 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1830A
	(ii)	Tranche Number	4 (to be consolidated and form a single series with the Issuer's EUR1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008 and the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008)
3	*Specified Currency or Currencies:*		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 3,075,000,000
	(ii)	Tranche:	EUR 1,500,000,000
5	Issue Price:		98.444 per cent. of the Aggregate Nominal Amount plus 34 days' accrued interest from and including 15 January 2009 to but excluding 18 February 2009

6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	18 February 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 January 2009
8		Maturity Date:	15 January 2018
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.75 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year commencing on 15 January 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 47.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		***Zero Coupon Note Provisions***	*Not Applicable*
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions) (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Goldman Sachs International** Peterborough Court 133 Fleet Street LondonEC4A 2BB United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	*Stabilising Manager(s) (if any):*	Not Applicable
	(iii)	Managers' Commission:	Combined management and underwriting commission of 0.375 per cent. of the Aggregate Nominal Amount of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41		*Additional steps that may only be taken* following approval by an Extraordinary Resolution in accordance with Condition 14(a):	*Not Applicable*
42		The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43		In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 18 February 2009. The Notes are to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2018, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008 and the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008 which are already listed and admitted to trading on Eurolist by Euronext Amsterdam
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,500

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione*

Nazionale per le Società e la Borsa (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 1,477,671,986.30
(iii)	Estimated total expenses:	EUR 5,625,000 (comprising a combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	*5.023 per cent per annum*
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:		Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	(a)	Temporary ISIN Code:	XS0413601351
	(b)	ISIN Code:	XS0339454851
(iii)	(a)	Temporary Common Code:	041360135
	(b)	Common Code:	033945485
(iv)	Fondscode:		618776
(v)	German WKN-code:		Not Applicable
(vi)	Private Placement number		Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(viii)	Delivery:		Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))		Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 18 February 2009
(ii)	Description of the application process:	Not Applicable

(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1967A
TRANCHE NO: 1
CHF425,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2013 (the "Tranche A Notes")
CHF100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2013 (the "Tranche B Notes")
CHF200,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2013 (the "Tranche C Notes")
CHF125,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2013 (the "Tranche D Notes")
and, together with the Tranche A Notes, the Tranche B Notes and the Tranche C Notes, the "Notes")

Issue Price of the Tranche A Notes: 100.613 per cent.
Issue Price of the Tranche B Notes: 100.620 per cent.
Issue Price of the Tranche C Notes: 100.828 per cent.
Issue Price of the Tranche D Notes: 101.074 per cent.

UBS Investment Bank

Credit Suisse

Bank Sarasin & Co. Ltd

ABN AMRO Bank N.V., Amsterdam, Zurich Branch

Bank Vontobel Ltd

Bayerische Hypo-und Vereinsbank Corporation, Munich, Zurich Branch (UniCredit)

Lombard, Odier, Darier, Hentsch & Cie

Rüd Blass & Cie AG Bankgeschäft

Bank Julius Baer & Co. Ltd.

Basler Kantonalbank

Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch

Raiffeisen Switzerland

Zurich Cantonalbank

The date of these Final Terms is 17 February 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 13 May 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange, a listing prospectus has been prepared dated 17 February 2009 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	**1967A**
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		*Swiss Francs ("CHF")*
4	Aggregate Nominal Amount:		
	(i)	Series:	*CHF850,000,000*
		Tranche A:	CHF425,000,000
		Tranche B:	CHF100,000,000
		Tranche C:	CHF200,000,000
		Tranche D	CHF125,000,000
5	Issue Price:		The Tranche A Notes will be issued at 100.613 per cent. of the Aggregate Nominal Amount, the Tranche B Notes will be issued at 100.620 per cent. of the Aggregate Nominal Amount, the Tranche C Notes will be issued at 100.828 per cent. of the Aggregate Nominal Amount and the Tranche D Notes will be issued at 101.074 per cent. of the Aggregate Nominal Amount.

6	(i)	Specified Denominations:	CHF5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF5,000
7	(i)	Issue Date:	19 February 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	19 February 2013
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	2.50 per cent. Fixed Rate (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		*Put/Call Options:*	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 February in each year commencing on 19 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	CHF125.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	*Day Count Fraction (Condition 1(a)):*	*30/360 (unadjusted)*
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		***Floating Rate Provisions***	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		The Notes will be represented by a Permanent Global Note (the **"Permanent Global Note"**) substantially in the form attached to the supplemental agency agreement dated 19 February 2009 (the **"Supplemental Agency Agreement"**) between the Issuer, UBS AG in its capacity as the issuing and principal Swiss paying agent (the **"Issuing and Principal Swiss Paying Agent"**) and others. The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Issuing and Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary, at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SIX Swiss Exchange. The Permanent Global Note shall be deposited with SIX SIS AG, the Swiss Securities Services Corporation located in Olten, Switzerland (**"SIS"**, which expression shall include any other clearing institution recognized by SIX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other

		rights and obligations in connection therewith. So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of a quotal co-ownership interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS) of their investment therein. In accordance with the regulations of SIX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes. Should the Definitive Notes and Coupons be printed, the Issuing and Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35 Other terms or special conditions:

(i) Payments:

Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality.

The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment.

Condition 10(a) shall be construed accordingly.

(ii) Paying Agents:

In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes.

Condition 10(e) shall be construed accordingly.

(iii) Notices:

So long as the Notes are listed on SIX Swiss Exchange and so long as the rules of SIX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange (www.six-swiss-exchange.com), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange.

Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	**If syndicated, names and addresses of Managers:**	**Joint Lead Managers** UBS AG Bahnhofstrasse 45 PO Box 8098 Zurich Switzerland Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland Bank Sarasin & Co. Ltd Elizabethenstrasse 62 CH-4051 Basel Switzerland **Co-Lead Managers** ABN AMRO Bank N.V., Zurich Branch Beethovenstrasse 33 8022 Zurich Switzerland Bank Julius Baer & Co. Ltd. Bahnhofstrasse 36 P.O. Box 8010 Zurich Switzerland Bank Vontobel Ltd Gotthardstrasse 43 8002 Zurich Switzerland Basler Kantonalbank Spiegelgasse 2 4051 Basel Switzerland Bayerische Hypo- und Vereinsbank Corporation, Munich, Zurich Branch (UniCredit) Gartenstrasse 32 8002 Zurich Switzerland Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch Uraniastrasse 9 8001 Zurich Switzerland

		Lombard, Odier, Darier, Hentsch & Cie Rue de la Corraterie 11 1204 Geneva Switzerland
		Raiffeisen Switzerland Cooperative Raiffeisenplatz 4 9001 St. Gallen Switzerland
		Rüd Blass & Cie AG Bankgeschäft Selnaustrasse 32 8001 Zurich Switzerland
		Zurich Cantonalbank Postfach 8010 Zurich Switzerland
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	The Joint Lead Managers will receive a combined management and underwriting commission of 0.75 per cent. and the Co-Lead Managers will receive a combined management and underwriting commission of 0.575 per cent. in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.681529, producing a sum of (for Notes not denominated in Euro):	Euro 579,299,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Tranche A Notes, the Tranche B Notes and the Tranche C Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 16 February 2009. Application has been made for the Tranche D Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 18 February 2009.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable.

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	Tranche A: CHF 424,292,750 Tranche B: CHF 99,870,000

		Tranche C: CHF 200,156,000
		Tranche D: CHF 125,405,000
(iii)	Estimated total expenses:	Not Applicable.

6 Yield

(i)	Indication of yield:	Tranche A: 2.470 per cent. per annum Tranche B: 2.468 per cent. per annum Tranche C: 2.413 per cent. per annum Tranche D: 2.348 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Tranche A: CH0049757328 Tranche B: CH0049763094 (temporary ISIN Code until the Issue Date, where the Tranche B Notes will take the same ISIN Code as the Tranche A Notes as specified above). Tranche C: CH0049932897 (temporary ISIN Code until the Issue Date, where the Tranche C Notes will take the same ISIN Code as the Tranche A Notes as specified above) . Tranche D: CH0028121108 (temporary ISIN Code until the Issue Date, where the Tranche D Notes will take the same ISIN Code as the Tranche A Notes as specified above).
(iii)	Common Code:	Tranche A: 040951580 Tranche B: 041058129 (temporary Common Code until the Issue Date, where the Tranche B Notes will take the same Common Code as the Tranche A Notes as specified above). Tranche C: 041278960 (temporary Common Code until the Issue Date, where the Tranche C Notes will take the same Common Code as the Tranche A Notes as specified above). Tranche D: 041387645 (temporary Common Code until the Issue Date, where the Tranche D Notes will take the

		same Common Code as the Tranche A Notes as specified above).
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS AG, the Swiss Securities Services Corporation in Olten, Switzerland Tranche A Swiss Security Number: 4.975.732 Tranche B Swiss Security Number: 4.976.309 (temporary Swiss Security Number until the Issue Date, where the Tranche B Notes will take the same Swiss Security Number as the Tranche A Notes as specified above). Tranche C Swiss Security Number: 4.993.289 (temporary Swiss Security Number until the Issue Date, where the Tranche C Notes will take the same Swiss Security Number as the Tranche A Notes as specified above). Tranche D Swiss Security Number: 2.812.110 (temporary Swiss Security Number until the Issue Date, where the Tranche D Notes will take the same Swiss Security Number as the Tranche A Notes as specified above).
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	UBS AG, Bahnhofstrasse 45, PO Box 8098, Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent.
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying	Not Applicable

	up the securities and for delivery of the securities:	
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 2

AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009)

Issue Price: 100.2375 per cent. (plus 2 days' accrued interest from and including 17 February 2009 to but excluding 19 February 2009)

TD Securities

The date of these Final Terms is 17 February 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	2
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		100.2375 per cent. of the Aggregate Nominal Amount plus 2 days' accrued interest from and including 17 February 2009 to but excluding 19 February 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	19 February 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	17 February 2009
8		Maturity Date:	17 February 2012
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.50 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount [(s)]:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each *payment is to be made:*	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any

			other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.504673, producing a sum of (for Notes not denominated in Euro):	Euro 25,233,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 19 February 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,423,578.77
(iii)	Estimated total expenses:	AUD 707,500 (comprising AUD 687,500 Dealer's Commission and AUD 20,000 Dealer's expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.413 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	A0T6EF
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

		and the relevant number(s):	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1975A
TRANCHE NO: 1
USD 550,000,000 3.375 per cent. Fixed Rate Notes 2009 due 19 February 2013

Issue Price: 99.615 per cent.

Credit Suisse **Morgan Stanley** **Rabobank International**

The date of these Final Terms is 17 February 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 13 May 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1975A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 550,000,000
	(ii)	Tranche:	USD 550,000,000
5	Issue Price:		99.615 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	USD 1,000
7	(i)	Issue Date:	19 February 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 February 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	*Interest Basis:*		3.375 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 February in each year
	(iii)	Fixed Coupon Amount:	USD 33.75 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	*30/360, unadjusted*
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) *Early Redemption Amount(s)* payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (*a*) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (*Condition 7(i)*):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (*Condition 7(c)*):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes *in the limited circumstances specified in the permanent Global Note*
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment	London, New York and TARGET

	dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ The United Kingdom **Morgan Stanley & Co. International plc** 25 Cabot Square Canary Wharf London E14 4QA United Kingdom

		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.225 per cent. combined management and underwriting commission of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**United Arab Emirates** The Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates other than in compliance with any laws applicable in the United Arab Emirates governing the issue, offering or the sale of securities. **Switzerland** The Prospectus as well as any other material relating to the Notes does not constitute an issue prospectus pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. The Notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, the Prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Notes are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe for the Notes with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. The Prospectus as well as any other material relating to the Notes is personal and confidential to each offeree and do not constitute an offer to any other person. The Prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may

		neither directly nor indirectly be distributed or made available to other persons without the express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.770834, producing a sum of (for Notes not denominated in Euro):	Euro 423,958,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 19 February 2009.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,540

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	USD 546,645,000
(iii)	Estimated total expenses:	USD 1,237,500 (comprising a combined management, selling and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.48 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	*Intended to be held in a manner which would allow Eurosystem eligibility:*	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. *Such* recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0412484163
(iii)	Common Code:	041248416
(iv)	German WKN-code:	Not Applicable

	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	30 days from 19 February 2009
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1980A
TRANCHE NO: 1

CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 (the "Notes")

Issue Price: 100.7125 per cent.

TD Securities
Deutsche Bank
Zurich Cantonalbank
Rabobank International
RBC Capital Markets
Daiwa Securities SMBC Europe

KBC International Group

The date of these Final Terms is 20 February 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1980A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 100,000,000
	(ii)	Tranche:	CAD 100,000,000
5	Issue Price:		100.7125 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	CAD 1,000
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	2 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 March 2012
9	Domestic Note: (if Domestic		No

	Note, there will be no gross-up for withholding tax)	
10	Interest Basis:	2.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 March in each year commencing on 2 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	CAD 25.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	***Early Redemption Amount***	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9 CH-8001 Zurich Switzerland **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.627778, producing a sum of (for Notes not denominated in Euro):	Euro 62,777,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	*Admission to Trading:*	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 2 March 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,545

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 99,305,000
(iii)	Estimated total expenses:	CAD 1,407,500 (comprising a combined management selling and underwriting commission and expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.252 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0414401801
(iii)	Common Code:	041440180
(iv)	German WKN-code:	A0T644
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 23 February 2009 to 30 days from 2 March 2009, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Danhof, JC (Jan)

Van:	Jagernath, I (Indra)
Verzonden:	vrijdag 20 februari 2009 17:53
Aan:	Vonk, DFP (Dewi); fm.nl.utrecht.TP Structures Team; Bouwknegt, J (Jan); 'data@dbrs.com'; Danhof, JC (Jan); 'suzanne_munn@standardandpoors.com'; 'coreformeurope@standardandpoors.com'; 'office@europrospectus.com'
CC:	Naphausen, KJW (Karel)
Onderwerp:	Signed Final Terms 1980A
Bijlagen:	1980A CAD 100mio 09-12 XS0414401801.pdf

Dear all,

Please find attached the signed Final Terms regarding the above mentioned issue.

1980A CAD 100mio
09-12 XS04144...

Kind regards,

Indra Jagernath
Legal Assistant

Rabobank
Visitors address: Croeselaan 18, 3521 CB Utrecht
Postal address: Postbus 17100, 3500 HG Utrecht
Tel.: 030 - 21 63251
Fax.: 030 - 21 68688